Exhibit (a)(14)

Colleagues,

As we continue our efforts to keep you as informed as possible with details about our merger with Shire Pharmaceuticals, we wanted to provide additional clarity and information on a few subjects that have generated many questions recently, namely treatment of equity awards and other matters relating to bonuses and compensation.  We will continue to provide you with updated information as it becomes available.

Stock Options and PSUs.

Treatment of Stock Options.  All outstanding and unexercised stock options that you hold at the time the tender offer closes (whether vested or unvested) will be cancelled at the closing in exchange for a lump sum cash payment equal to the product of (i) the total number of shares of ViroPharma common stock subject to the option immediately prior to the closing and (ii) the positive difference, if any, between $50.00 and the per-share exercise price of the option, less any required withholding taxes.

Treatment of PSUs.  All outstanding PSUs for performance cycles that have not yet completed that you hold at the time the tender offer closes (whether vested or unvested) will be cancelled at the closing in exchange for a lump sum cash payment equal to the product of (i) the total number of shares of ViroPharma common stock that would be delivered to you in respect of the PSU assuming achievement of the applicable performance metrics at the maximum level (200% of target) as of the end of the applicable performance period and (ii) $50.00, less any required withholding taxes.

If the PSUs for the 2011-2013 performance period are settled prior to the closing of the tender offer, such settlement will be based on the actual level of achievement of the applicable performance metrics as of the end of the performance period.  If your PSUs are settled according to the preceding sentence, within five business days following the close of the tender offer, you will receive a lump sum cash payment equal to the product of (x) the difference, if any, between (A) the number of shares of ViroPharma common stock you would have received assuming achievement of the applicable performance metrics at the maximum level (200% of target) as of the end of the performance period and (B) the number of shares of ViroPharma common stock that were actually delivered to you in respect of the PSUs and (y) $50.00, less any required withholding taxes.

Additional Information.  You can view your individual stock option and PSU details at www.ubs.com/onesource/vphm. The lump sum cash payment in respect of the cancellation of your options and PSUs will be paid to you within five business days following the closing of the tender offer.  The payment will either be made through our normal payroll system or by UBS, depending on the country in which you are located.  Your local HR manager will be able to provide additional details in the coming days about who will make the payment.

Robert Callanan of the Callanan Group at UBS is available to provide additional information to you about your options and PSUs.  The contact information for Robert and his team is below.

The Callanan Group

UBS Financial Services Inc.

One Post Office Square

33rd Floor

Boston,  MA 02109

Tel:  617-261-2562

Fax:  855-829-1984

Toll Free:  877-763-6447

www.ubs.com/team/callanangroup<http://www.ubs.com/team/callanangroup

Employee Stock Purchase Plan (ESPP).

The ESPP will be terminated at the time the tender offer closes.  If you are a participant in the ESPP for the current offering period that began on November 1, 2013, immediately prior to the closing you will receive a number of whole shares of ViroPharma common stock in respect of the payroll deductions you make during the current offering period, using the applicable purchase price determined under the terms of the ESPP as of ten business days prior to the closing as the purchase price of those shares.  Any fractional shares that would otherwise result from that calculation will be paid to you in cash within five business days following the closing of the tender offer.

Shares in UBS Accounts.

You may have recently received an email from UBS.  That email was sent to those of you who currently hold shares in a UBS account either via the ESPP or independent purchasing of shares.  If this applies to you and you have questions regarding the tender offer, please call UBS at the number above and they can assist you by providing more information.

Annual Bonus Payments.

Annual bonuses are scheduled to be paid on January 10, 2014.

Compensation Increases and Promotions.

We have been able to secure the ability to provide for the following:

1.  Planned promotions for employees being promoted to levels below 13A (or manager) will occur on January 1, 2014.  If you are affected, your manager will notify you in the coming days.

2.  Base salary increases, which will be discussed with the Compensation Committee of the Board in early January and will be communicated shortly thereafter.

Additional Questions.

Thanks again to all of you for your continued patience as we work to answer as many questions as possible during this time.  Please also continue to feel free to send questions to Tom Doyle, Clayton Fletcher, Bob Doody or Hans Janssen and we’ll do our best to answer them.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Venus Newco, Inc., a Delaware corporation and a wholly owned direct subsidiary of Shire

Pharmaceutical Holdings Ireland Limited has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission and ViroPharma has filed a solicitation/recommendation statement with respect to the tender offer.  Investors and holders of ViroPharma Shares are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov.  Holders of ViroPharma Shares also may obtain free copies of the documents filed with the Securities and Exchange Commission by ViroPharma at www.viropharma.com.